Eversource Energy and Subsidiaries						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Three Months Ended March 31, 2018
		For the Years Ended December 31,
(Thousands of Dollars)		2017	2016	2015	2014	2013
Earnings, as defined:
Net income	$271,426	$995,515	$949,821	$886,004	$827,065	$793,689
Income tax expense	83,766	578,892	554,997	539,967	468,297	426,941
Equity in earnings of equity investees	(4,563)	(27,432)	(243)	(883)	(1,044)	(1,318)
Dividends received from equity investees	6,242	20,042	120	—	—	582
Fixed charges, as below	129,145	451,287	429,406	397,392	386,451	362,403
Less: Interest capitalized (including AFUDC)	(4,193)	(12,453)	(10,791)	(7,221)	(5,766)	(4,062)
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	(2,686)	(12,532)	(12,532)	(12,532)	(12,532)	(12,803)
Total earnings, as defined	$479,137	$1,993,319	$1,910,778	$1,802,727	$1,662,471	$1,565,432

Fixed charges, as defined:
Interest expense	$121,129	$421,755	$400,961	$372,420	$362,106	$338,699
Rental interest factor	1,137	4,547	5,122	5,219	6,047	6,839
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	2,686	12,532	12,532	12,532	12,532	12,803
Interest capitalized (including AFUDC)	4,193	12,453	10,791	7,221	5,766	4,062
Total fixed charges, as defined	$129,145	$451,287	$429,406	$397,392	$386,451	$362,403

Ratio of Earnings to Fixed Charges	3.71	4.42	4.45	4.54	4.30	4.32